EXHIBIT 20

NEWS	Thomas & Betts Corporation
8155 T&B Boulevard
Memphis, TN 38125
(901) 252-5466

FOR IMMEDIATE RELEASE

COURT APPROVES PREVIOUSLY ANNOUNCED THOMAS & BETTS SETTLEMENT

OF CONSOLIDATED SECURITIES CLASS ACTION LAWSUIT

      Memphis, Tenn. — December 20, 2002  — Thomas & Betts Corporation (NYSE:TNB) today announced that the U.S. District Court for Western Tennessee approved the settlement of the consolidated securities class action lawsuits pending against the company. Claims in the suit relate primarily to certain accounting practices and financial reporting under former management and have been fully disclosed in the company’s filings with the Securities and Exchange Commission. Five class action suits were filed against the company in 2000 and were consolidated into a single action in December 2000. In July 2002, the Court ordered the parties to enter into formal mediation.

      Thomas & Betts reached an agreement to settle the suit in October 2002. The terms of the settlement call for all claims against Thomas & Betts to be dismissed in their entirety without admission of liability or wrongdoing and for the plaintiffs to receive $46.5 million in cash, of which the company’s Directors and Officers Liability Insurance paid $26.5 million. Thomas & Betts recorded a $19 million pre-tax charge against third-quarter 2002 earnings to account for its share of the settlement.

      “We are pleased to bring this matter to a conclusion,” said T. Kevin Dunnigan, Thomas & Betts chairman and chief executive officer. “We can now move forward with completing the company’s turnaround without the overhang associated with this litigation.”

      Thomas & Betts (www.tnb.com) is a leading designer and manufacturer of connectors and components for worldwide electrical and communication markets. The company also manufactures steel structures for a variety of applications and industrial heating units. Headquartered in Memphis, Tenn., the company has manufacturing, distribution and office facilities worldwide. The company had sales of $1.4 billion in 2001 and employs approximately 10,000 people worldwide.

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      This press release includes forward-looking statements that are subject to many uncertainties in the company’s operations and business environment. Forward-looking statements are identified by terms such as “achieve”, “guidance”, “expect”, “believe”, “anticipate” and “plan.” Such uncertainties, which are discussed further in the company’s annual, quarterly and current filings with the Securities and Exchange Commission, may cause the actual results of the company to be materially different from any future results expressed or implied by such forward-looking statements.

CONTACT: Tricia Bergeron (901) 252-8266

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